

May 3, 2021

Neil Sorahan
Chief Financial Officer
Ryanair Holdings plc
c/o Ryanair DAC
Dublin Office
Airside Business Park, Swords
County Dublin, K67 NY94, Ireland

> **Re: Ryanair Holdings plc**
> **Form 20-F for Fiscal Year Ended March 31, 2020**
> **July 28, 2020**
> **Form 6-K Filed on February 1, 2021**
> **000-29304**

Dear Mr. Sorahan:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　　Office of Energy & Transportation

cc:　　David I. Gottlieb